Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290630

PROSPECTUS

Future Fintech Group Inc.

Resale of up to 20,105,000 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders named in this prospectus of:

(i)	up to 10,000,000 shares of common stock potentially issuable to Avondale Capital, LLC (“Avondale”) in satisfaction of pre-paid purchase balances outstanding from time to time (the “Purchase Shares”) under the Securities Purchase Agreement dated as of July 28, 2025, by and between us and Avondale (the “Pre-Paid SPA”) subject to such limitation as may be required pursuant to a beneficial ownership limitation equal to 9.99% of the common stock outstanding from time to time. See the section titled “Prospectus Summary – Pre-Paid Securities Purchase Agreement” for a description of the Pre-Paid SPA;

(ii)	60,000 shares of common stock issued to Avondale as a commitment fee (the “Commitment Shares”) pursuant to the Pre-Paid SPA;

(iii)	1,445,000 shares of common stock issued to Avondale as pre-delivery shares (the “Pre-Delivery Shares”) pursuant to the Pre-Paid SPA;

(iv)	6,000,000 shares of common stock issued pursuant to Securities Purchase Agreements, dated July 28, 2025, with six individual investors (each, a “Purchaser” and collectively, the “Purchasers”) (the “Equity SPA”). See the section titled “Prospectus Summary – Offshore Equity Financing” for a description of the Equity Spa; and

(v)	up to an aggregate of 2,600,000 shares of our common stock issuable to FT Global Capital, Inc. (“FT Global”) or its designee pursuant to the Settlement and Forbearance Agreement issuable upon their exercise of FT Global’s Series A Right to receive 650,000 shares of common stock (after a six month lock-up) and Series B Right to receive 650,000 shares of common stock (after a 12-month lock up), and including a potential 1,300,000 shares of common stock, to the extent that the Company will be required to true-up the shares due to FT Global pursuant to the Settlement Agreement, as described in “Prospectus Summary –Settlement Agreement”.

Avondale, the Purchasers, and FT Global, may be collectively referred to herein as the “Selling Stockholders.”

Under the Pre-Paid SPA, we may issue and sell one or more pre-paid purchases (each, a “Pre-Paid Purchase”), in the aggregate purchase amount of up to $10,000,000. Upon the terms and subject to the conditions of each Pre-Paid Purchase, Avondale, at its sole discretion, has the right, but not the obligation, to purchase common stock from us, and we will issue to Avondale, common stock in satisfaction of all or a portion of the outstanding balance of such Pre-Paid Purchase, but not exceeding the outstanding balance of such Pre-Paid Purchase (the “Purchase Shares”). Any delivery of the 10,000,000 Purchase Shares registered for resale pursuant to the registration statement of which this prospectus is a part will reduce the outstanding balance of any Pre-Paid Purchase at a rate that will depend upon the timing of a delivery request by Avondale and will fluctuate based on the trading price of our common stock. The number of common stock that may actually be acquired by Avondale pursuant to the Pre-Paid SPA is not currently known and is subject to satisfaction of certain conditions and other limitations, including the limitations specified above. With respect to the Purchase Shares, Avondale is an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The shares of our common stock may be sold publicly or through private transactions by the Selling Stockholders at prevailing market prices or at negotiated prices at the times of sale. The shares of common stock may be offered by the Selling Stockholders to or through underwriters, dealers or other agents, directly to investors or through any other manner permitted by law, on a continued or delayed basis. The Selling Stockholders are deemed underwriters within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. We provide more information about how the Selling Stockholders may sell or otherwise dispose of the shares of common stock in the section entitled “Plan of Distribution” beginning on page 22 of this prospectus.

We are not selling any shares of common stock in this offering, and we will not receive any proceeds from the sale of shares by the Selling Stockholders. However, we may receive up to an additional $10,000,000 in aggregate gross proceeds from Avondale under the Pre-Paid SPA. See “Plan of Distribution” and “Selling Securityholders.” The registration of the securities covered by this prospectus does not necessarily mean that any of these securities will be offered or sold by the Selling Stockholders. The timing and amount of any sale is within the Selling Stockholders’ sole discretion, subject to certain restrictions. To the extent that the Selling Stockholders resell any securities, the Selling Stockholders may be required to provide you with this prospectus identifying and containing specific information about the Selling Stockholders and the terms of the securities being offered.

We are a “smaller reporting company” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is smaller reporting company.

Our common stock is listed on the Nasdaq Capital Market under the symbol “FTFT”. On November 26, 2025, the closing price of our common stock was $1.2301.

We will bear all costs, expenses and fees in connection with the registration of the shares of common stock. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their sales of the shares of common stock.

Our business and investment in our common stock involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 26, 2025.

i

ABOUT THIS PROSPECTUS

The registration statement of which this prospectus forms a part that we have filed with the Securities and Exchange Commission (“SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC before making your investment decision.

Unless the context otherwise requires, references in this prospectus to “FTFT,” “the Company,” “we,” “us” and “our” refer to Future Fintech Group Inc. and our subsidiaries. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or information incorporated by reference into this prospectus from our filings with the SEC listed in the section of the prospectus entitled “Information Incorporated by Reference.” Because it is only a summary, it does not contain all of the information that you should consider before purchasing our securities in this offering and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference into this prospectus. You should read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference herein in their entirety, including the “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before purchasing our securities in this offering. Unless the context requires otherwise, references in this prospectus to “FTFT,” “Company,” “we,” “us” or “our” refer to Future Fintech Group Inc., a Florida corporation and its subsidiaries.

Business Overview

Future Fintech Group Inc. is a holding company incorporated under the laws of the State of Florida, primarily conducting our business through our subsidiaries. Our current primary business is in supply chain-financing services and trading. Our supply chain finance business serves large state-owned and listed enterprises, primarily in the coal, aluminum, steel, and sand industries, by facilitating commodity transactions, providing working capital solutions, and enhancing efficiency in capital turnover.

We were historically engaged in the production and sale of fruit juice concentrates and fruit beverages in the People’s Republic of China (“PRC”). Due to drastically increased production costs and tightened environmental laws in China, we transformed our business from fruit juice manufacturing and distribution to financial technology related businesses. These businesses included blockchain e-commerce, asset management business in Hong Kong, a cryptocurrency mining farm in the U.S., and cross-border money transfer services in the UK. We have since divested or dissolved these businesses during fiscal 2023 and 2024. Our blockchain e-commerce business (Chain Cloud Mail) started the process to close down in November 2023 and completed deregistration and dissolution with local authority on March 7, 2024. Our ownership in our asset management business in Hong Kong (Nice Talent Asset Management Limited (“NTAM”)) was sold to a third party in November 2024. On December 9, 2024, we closed the sale of all of our issued and outstanding shares of our wholly owned subsidiary engaged in the cryptocurrency mining business of (FTFT SuperComputing Inc.). On December 18, 2024, we sold all of our interest and ownership through a court ordered auction by the United States Marshal for the Southern District of New York of our cross-border money transfer business (Future Fintech Digital Capital Management LLC, FTFT UK Limited, DigiPay FinTech Limited, GlobalKey SharedMall Limited, Future Fintech Labs Inc., and Future Fintech Digital Number One GP, LLC (USA)).

During the fiscal year of 2024, the supply chain financing business and asset management business (NATM) contributed 7% and 86% of our revenues, respectively. During the fiscal year of 2023, the supply chain financing business and asset management business (NATM) contributed 59% and 37% of our revenues, respectively.

We currently have one directly owned controlled subsidiary, Future FinTech (Hong Kong) Limited, a company incorporated under the laws of Hong Kong, which has eight subsidiaries, two of which are in the supply chain financing business. In November 2023, Future FinTech (Hong Kong) Limited closed on the acquisition of Alpha Financial Limited, which was renamed FTFT International Securities and Futures Ltd. (“FTFT Securities”). FTFT Securities is a Hong Kong Securities and Futures Commission (“HKSFC”) approved and licensed corporation (Central Number: ATR(516)) and holds type 1, type 2 and type 4 activities licenses. FTFT Securities is also a Hong Kong stock exchange participant and strictly follows the securities and futures regulations to provide customers with safe and reliable securities trading services.

Our organizational structure is as follows:

Pre-Paid Securities Purchase Agreement

Securities Purchase Agreement

On July 28, 2025, we entered into a Securities Purchase Agreement (the “Pre-Paid SPA”) with Avondale. Under the Pre-Paid SPA, Avondale agreed to purchase one or more pre-paid purchases (each, a “Pre-Paid Purchase”) in the aggregate purchase amount of up to $10,000,000 (the “Commitment Amount”), in exchange for the right to acquire our common stock (the “Purchase Shares”). At the closing of the Pre-Paid SPA (the “Closing”), we also agreed to issue 60,000 shares of its common stock to Avondale as a commitment fee (the “Commitment Shares”). The Commitment Shares were issued to Avondale on September 16, 2025.

At the Closing, Avondale funded $800,000 (the “Initial Purchase Price”), which represented the $884,000 principal amount of the first Pre-Paid Purchase (the “Initial Pre-Paid Purchase”), less an 8% original issue discount (the “OID”) and $20,000 to cover Avondale’s legal, accounting, and transaction costs. Each subsequent Pre-Paid Purchase will include an 8% OID and will accrue interest at the rate of 8% per annum.

During the 24-month period from the Closing until the earlier of (i) the date that we sold $10,000,000 of Pre-Paid Purchases or (ii) termination of the Pre-Paid SPA (the “Commitment Period”), we may, subject to satisfaction of specified conditions, request additional Pre-Paid Purchases in minimum amounts of $250,000 and up to the maximum amount permitted under the SPA. Each additional Pre-Paid Purchase will be documented in the form of Pre-Paid Purchase Agreements substantially similar to the Initial Pre-Paid Purchase.

The Pre-Paid SPA restricts us from entering into certain “Restricted Issuances” of securities without Avondale’s prior written consent, limits other financings on terms more favorable than those provided to Avondale (most-favored nation protection), and provides Avondale with a participation right to purchase up to 30% of certain future financings. We also agreed to maintain our Nasdaq listing, reserve sufficient shares of common stock for issuance under the Pre-Paid SPA, and comply with ongoing reporting requirements under the Exchange Act.

If no Pre-Paid Purchases remain outstanding and Avondale owns no Purchase Shares, we may terminate the Pre-Paid SPA upon 10 days’ prior written notice.

In connection with each Pre-Paid Purchase under the Pre-Paid SPA, we are required to issue to Avondale a number of shares of common stock as collateral (“Pre-Delivery Shares”). The number of Pre-Delivery Shares is based on a percentage of the outstanding balance of each Pre-Paid Purchase (150% for the second purchase and 50% for subsequent purchases). When all Pre-Paid Purchases have been repaid or terminated, we may repurchase the Pre-Delivery Shares for a nominal price of $0.001 per share, and Avondale must return them to us within 30 trading days.

Pre-Paid Purchase Agreement

Each Pre-Paid Purchase provides Avondale with the right, beginning on the earlier of six months after funding or the effectiveness of the registration statement covering the resale of the shares, to deliver written notices (each, a “Purchase Notice”) requiring us to deliver Purchase Shares in exchange for reducing the outstanding balance of the Pre-Paid Purchase. The number of shares delivered is based on a discounted purchase price equal to 82.5% of the lowest daily VWAP during the ten trading days prior to the Purchase Notice, subject to a floor price equal to 20% of the Nasdaq Minimum Price.

Each Pre-Paid Purchase is subject to a non-waivable 9.99% beneficial ownership cap. There is no maturity date; however, if certain conditions occur, including a sustained VWAP below the floor price, we may be required to make monthly cash repayments of $350,000 plus accrued interest until the outstanding balance is fully repaid or the trigger event is resolved.

If the registration statement covering resale of the Purchase Shares is not declared effective within 90 days of the Initial Pre-Paid Purchase, the outstanding balance automatically increases by 1% on the 90th day and continues to increase by 1% for each additional 30-day period that the registration statement remains ineffective, up to 4%.

Events of Default under the Pre-Paid Purchase Agreements include, among other things, failure to deliver shares, suspension or delisting of our common stock, breach of covenants, insolvency events, or failure to maintain the required share reserve. Upon an Event of Default, Avondale may accelerate repayment, and the outstanding balance becomes immediately due at a premium, with interest increasing to 18% per annum (or the maximum permitted by law).

So long as no Event of Default has occurred, Avondale has agreed not to engage in short sales of our common stock and, further, not to sell more than 15% of the weekly trading volume of our common stock in any given calendar week.

Second Pre-Paid Purchase; Waiver

On September 22, 2025, we entered into the Second Pre-Paid Purchase Agreement with Avondale pursuant to the Pre-Paid SPA. Under the Second Pre-Paid Purchase, we issued a Pre-Paid Instrument with a principal amount of $1,080,000 in exchange for $1,000,000 in cash proceeds, reflecting an OID of $80,000, which is included in the initial principal balance of the Pre-Paid Instrument and was deemed fully earned and non-refundable as of the purchase date. On the same date, we entered into a Waiver Letter, pursuant to which Avondale agreed to waive the Second Purchase Conditions, as defined in the Pre-Paid SPA, increase the Second Purchase Price to $1,000,000, and purchase the Second Pre-Paid Purchase within two trading days of the date that we issue to Avondale 1,445,000 Pre-Delivery Shares under the Pre-Paid SPA and to register such Pre-Delivery Shares in the registration statement of which this prospectus forms a part.

On September 24, 2025, we issued 1,445,000 Pre-Delivery Shares to Avondale. On September 24, 2025, Avondale funded $1,000,000, which represented the $1,080,000 principal amount of the Second Pre-Paid Purchase.

Registration Rights Agreement

In connection with the Pre-Paid SPA, we also entered into a Registration Rights Agreement with Avondale. We agreed to file a resale registration statement covering the Commitment Shares, the Purchase Shares, and any Pre-Delivery Shares within 60 days of Closing and to maintain the effectiveness of such registration statement while Avondale owns any such securities. We also agreed to file additional registration statements as necessary to ensure that a sufficient number of shares are registered to cover the full Commitment Amount.

 Offshore Equity Financing

On July 24, 2025, we entered into a securities purchase agreement (the “Equity SPA”) with an institutional investor and six individual investors (each, a “Purchaser”), pursuant to which we agreed to issue and sell, and the Purchasers agreed to purchase, up to an aggregate of 15,000,000 shares of our common stock at a purchase price of $2.00 per share. None of our significant shareholders or officers participated in the Equity SPA.

Pursuant to the Equity SPA dated July 24, 2025, the Purchasers agreed to buy an aggregate of 15,000,000 shares of Common Stock at $2.00 per share. Wealth Index Capital Limited (“WICL”) purchased 9,000,000 shares; and each of the remaining six Purchasers (being Lyu Jiajia; Huang Tianyi; Zhan Jiarui; Chen Yanfen; Liu Xiqiao; Lia Jianpeng) purchased 1,000,000 shares.

The first closing was limited to a number of shares that does not exceed 19.9% of the Company’s outstanding Common Stock on that date. We agreed that any remaining shares would be issued after our shareholders approved the transaction in accordance with Nasdaq rules. We received shareholder approval on September 2, 2025.

Immediately after full issuance of the 15,000,000 shares, and assuming no issuances are not yet made under the Pre-Paid SPA, WICL would beneficially own approximately 44.66% of our outstanding common stock, based upon 20,153,311 shares outstanding on September 30, 2025, giving it the practical ability to elect, or materially influence the election of, a majority of our Board of Directors. The Equity SPA does not otherwise contain any voting agreements, board-designation rights, or similar arrangements among the Purchasers or with us regarding director elections or other corporate governance matters.

On September 16, 2025, we issued the 15,000,000 shares of Common Stock to the Purchasers. At this time, we are only registering the 6,000,000 shares purchased by the six individual Purchasers, and not the 9,000,000 shares purchased by WICL.

Settlement Agreement

On June 17, 2025, we entered into a Settlement and Forbearance Agreement (the “Settlement Agreement”) with FT Global Capital, Inc. (“FT Global”), pursuant to which the parties agreed to settle four judgments totaling approximately $10.2 million entered against us in federal courts in Georgia, New York, Florida, and Ohio.

Under the Settlement Agreement, we are required to, among other things, make cash settlement payments totaling $4,000,000 in installments over 18 months, beginning with an initial $500,000 payment due by June 20, 2025. In addition, we agreed to: (i) issue 340,000 shares of our common stock to FT Global or its designee(s); (ii) issue 60,000 shares of our common stock to Olshan LLP; (iii) rights entitling FT Global to receive 650,000 shares of our common stock underlying a “Series A Right” for FT Global or its designees(s) to receive 650,000 shares of common stock exercisable no earlier than six months after June 17, 2025; and (iv) rights entitling FT Global to receive 650,000 shares of our common stock underlying a “Series B Right” (the Series A Right and Series B Right, collectively referred to as the “Rights”) for FT Global or its designees(s) to receive 650,000 shares of common stock exercisable no earlier than 12 months after June 17, 2025 (collectively (i) through (iv) referred to as the “Settlement Shares”). If on any exercise date the closing bid price of our common stock is less than $1.00, we will be required to make additional “true-up” payments in cash or, if permitted, in freely tradable common stock, equal to the price difference multiplied by the number of shares issued upon exercise of the Rights. In addition, 25% of any cash proceeds we receive from financings outside of mainland China, whether as a result of a capital raising transaction, collection of any outstanding loan receivables or sales of any assets and subsidiaries, or otherwise, must be applied to pay down outstanding cash obligations under the Settlement Agreement.

The Settlement Agreement further provides that FT Global (together with its affiliates and attribution parties) may not exercise the Rights to the extent such exercise would result in its beneficial ownership of more than 9.99% of our outstanding common stock.

The Settlement Agreement further provided that if the court did not issue a Section 3(a)(10) order by July 31, 2025, we would be obligated, upon written request of FT Global, to file a registration statement covering the resale of the common stock, the Rights, and the Rights Shares, and to use our best efforts to cause such registration statement to be declared effective by the SEC.

On June 24, 2025, the United States District Court for the Southern District of New York entered an Order Approving Issuance (the “Section 3(a)(10) Order”) pursuant to Section 3(a)(10) of the Securities Act, in the matter of FT Global Capital, Inc. v. Future FinTech Group Inc., Case No. 1:24-mc-00257-AKH. The Section 3(a)(10) Order ordered that the issuance and/or transfer of Settlement Shares to FT Global or its designees(s), pursuant to the Settlement Agreement, was approved as fair within the meaning of Section 3(a)(10) of the Securities Act, and the Settlement Shares are exempt from registration with the SEC and shall be issued without any restrictive legends.

FT Global, a FINRA registered broker-dealer, may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale of the common stock and, therefore, we are registering up to 2,600,000 shares of common stock, issuable upon FT Global’s exercise of its Series A and Series B Rights (including a potential 1,300,000 shares of common stock, to the extent that the Company will be required to true-up the shares due to FT Global) under the Settlement Agreement.

Recent Developments

Reverse Stock Split

On March 27, 2025, we filed with the Florida Secretary of State Articles of Amendment to amend our Articles of Incorporation. As a result of the amendment, there occurred a 1-for-10 reverse stock split of our authorized shares of common stock from 60,000,000 shares to 6,000,000 shares, accompanied by a corresponding decrease in our issued and outstanding shares of common stock (“2025 Reverse Stock Split”). The common stock par value of $0.001 did not change. No fractional shares were issued in connection with the 2025 Reverse Stock Split and no cash or other consideration was paid in connection with any fractional shares that would otherwise have resulted from the 2025 Reverse Stock Split. Fractional shares that resulted from the 2025 Reverse Stock Split were rounded up. No changes were made to the number of preferred shares, which remain as 10,000,000 shares of preferred stock, as authorized but not issued. The amendment to our Articles of Incorporation took effect on April 1, 2025.

Nasdaq Minimum Bid Price Compliance

 On May 13, 2024, we received written notice (the “Bid Price Notice”) from the Nasdaq Listing Qualification Department (the “Nasdaq Staff”) indicating that we were not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market. The notification of noncompliance had no immediate effect on the listing or trading of our common stock on the Nasdaq Capital Market under the symbol “FTFT.”

On April 28, 2025, we received a written notification from the Nasdaq Staff indicating that we regained compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market and that the matter was now closed.

FT Global Litigation

FT Global, a former placement agent of the Company (or “Defendant”) filed a lawsuit against us in the Superior Court of Fulton County, Georgia in January 2021, relating to alleged breaches of an exclusive placement agent agreement between us and FT Global in July 2020. We timely removed the case to the United States District Court for the Northern District of Georgia (the “Court”) on February 9, 2021 based on diversity of jurisdiction. On April 11, 2024, the Court entered a judgment awarding FT Global $8,875,265.31 and on April 16, 2024, the Court issued an amended judgment, awarding FT Global $10,598,379.93, which includes $7,895,265.31 in damages, $1,723,114.62 in prejudgment interest, and $980,000.00 in attorney’s fees. On May 9, 2024, we filed a post-trial motion to set aside the jury verdict and for a new trial and the Court denied the motion on March 3, 2025. We filed notice of appeal to appeal the judgement to the United States Court of Appeals for the Eleventh Circuit on April 2, 2025. FT Global registered the Court’s judgment in the United States District Court for Southern District of New York (“NY Court”), where FT Global brought a motion requiring us to turn over our stock in our subsidiary companies. On August 28, 2024, NY Court granted FT Global’s motion for turnover of Defendant’s shares in Defendant’s wholly-owned subsidiaries as Defendant 1) failed to satisfy the $10.8 million judgment rendered in the Northern District of Georgia and registered in the Southern District of New York, and 2) is in possession of money and property in which it has an interest. The NY Court ordered Defendant to turn over the shares, membership, or limited partnership interests in all of its subsidiaries, and the corporate seals of its China and Hong Kong-based subsidiaries, to the U.S. Marshal for auction or sale until the judgment is satisfied. Pursuant to the order issued by the United States District Court for the Southern District of New York on August 28, 2024, the United States Marshal for the Southern District of New York (“U.S. Marshal”) sold the securities of our subsidiaries other than those in Hong Kong and China in auction of: (i) all of the membership interests in Future Fintech Digital Capital Management LLC; (ii) all of the outstanding shares of FTFT UK Limited; (iii) the corporate seal of DigiPay FinTech Limited; (iv) the corporate seal of GlobalKey SharedMall Limited; (iv) all of the outstanding shares of Future Fintech Labs Inc.; and (v) all of the outstanding shares of Future Fintech Digital Number One GP, LLC (USA) to Alec Orudjiev, the general counsel of FT Global for $25,000 on December 18, 2024. On December 6, 2024, we agreed to sell all issued and outstanding shares of FTFT SuperComputing Inc. a wholly owned subsidiary of the Company (“FTFT SuperComputing”) to DDMM Capital LLC (the “Buyer”) for a purchase price that equals to: (i) the assumption of the obligations of FTFT SuperComputing totaling $973,072.24 and (ii)$1,000,000, which was paid to an account at Olshan LLP to satisfy, in part, the right of payment held by FT Global Capital, Inc. arising from the judgment entered in favor of FT Global and against the Company registered in the Southern District of New York and all matters pertaining to such litigation. We appealed the turnover order of the NY Court for the auction of securities of our subsidiaries in Hong Kong and China to the United States Court of Appeals for the Second Circuit. On February 6, 2025, FT Global filed a motion (“Motion”) in the NY Court, amended on February 12, 2025, seeking a turnover order for 39,825,939 (before 1-for-10 reverse stock split effected on April 1, 2025) unissued shares of our common stock for sale to satisfy the judgement. On April 30, 2025, we received an order from the NY Court to turn over our unissued shares to U.S. Marshal for auction.

Settlement Agreement

On June 17, 2025, we entered into the Settlement Agreement with FT Global pursuant to which the parties agreed to settle four judgments totaling approximately $10.2 million entered against us in federal courts in Georgia, New York, Florida, and Ohio.

On June 24, 2025, the United States District Court for the Southern District of New York entered the Section 3(a)(10) Order pursuant to Section 3(a)(10) of the Securities Act in the matter of FT Global Capital, Inc. v. Future FinTech Group Inc., Case No. 1:24-mc-00257-AKH. The Section 3(a)(10) Order ordered that the issuance and/or transfer of Settlement Shares (as defined above) to FT Global or its designees(s), pursuant to the Settlement Agreement, was approved as fair within the meaning of Section 3(a)(10) of the Securities Act, and the Settlement Shares are exempt from registration with the SEC and shall be issued without any restrictive legends.

Officer and Director Resignations and Appointments

On June 13, 2025, we received a resignation letter from Mr. Peng Lei to resign from his position as our Chief Operating Officer, effective on June 15, 2025. On June 20, 2025, we received a resignation letter from Mr. Fuyou Li to resign from his positions as the Chairman of the Board, a member of the audit committee and a member of compensation committee. On June 20, 2025, we received a resignation letter from Ms. Ying Li to resign from her positions as a director of the Board and Vice President. On June 25, 2025, we received a resignation letter from Mr. Ming Yi to resign from his position as our Chief Financial Officer. None of the aforementioned resignations were because of any disagreement with us, our management, or our directors.

On June 26, 2025, the Board appointed Ms. Ting (Alina) Ouyang as a director of the Board and as Chief Financial Officer, effective immediately, to fill the vacancy following the resignation of Ms. Ying Li. On June 26, 2025, the Board appointed Mr. David Xu as the Chairman of the Board, a member of the audit committee and a member of compensation committee, effective immediately, to fill the vacancy following the resignation of Mr. Fuyou Li.

Amendment to Bylaws

On August 6, 2025, we adopted the Amended and Restated Bylaws of the Company, which extended the notice period for shareholder meeting from 60 days to 70 days.

Increase in Authorized Stock

On September 2, 2025, we held a special meeting of stockholders (the “Special Meeting”). At the Special Meeting, the shareholders approved the Third Amended and Restated Articles of Incorporation to increase the number of authorized shares of our common stock from 6,000,000 to 600,000,000. Following the shareholder approval, we filed the Third Amended and Restated Articles of Incorporation with the Florida Secretary of State on September 8, 2025, and the Third Amended and Restated Articles of Incorporation became effective upon filing.

Shareholder Approval for Certain Transactions

Also during the Special Meeting, the shareholders approved the issuance of the shares pursuant to the Pre-Paid SPA and Equity SPA, as well as the issuance of shares of common stock upon the conversion of the remaining balance of a convertible promissory note previously issued to Streeterville Capital, LLC on December 27, 2023.

The aforementioned transactions, when the agreements are fully consummated or when fully converted, such issuances would have (i) exceeded 20% of our issued and outstanding common stock, which issuance required shareholder approval in accordance with Nasdaq Rule 5635(d) and (ii) resulted in a change of control in accordance with Nasdaq Listing Rule 5635(d) and 5635(b).

Risks Relating to Our Business and this Offering

Our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the risks discussed in detail in the section entitled “Risk Factors” including but not limited to:

Risks Related to Our Business

●	The supply chain financing service industry is an emerging and rapidly evolving industry in China and we might not achieve the development as we expected;

●	The supply chain financing service industry is increasingly competitive in China. If we fail to compete effectively, we may lose our customers and partners, which could materially and adversely affect our business, financial condition and results of operations;

●	We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents; and

●	Our business depends on internet, our websites, network infrastructure and processing system.

Risks Related to Doing Business in the PRC

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our shares of common stock and limit the legal protections available to us;

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business as well as more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and may intervene or influence our operations at any time, which could result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our shares of common stock to significantly decline or be worthless;

●	There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC;

●	We could be restricted from paying dividends to shareholders due to PRC laws and other contractual requirements. To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, and the WFOE, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets;

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our shares of common stock may be delisted by the exchange. The delisting of our common stock, or the threat of our common stock being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections; and

●	The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offering under New Overseas Listing Rules, and we currently are not in compliance with such rules and we may face sanctions and penalties by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

Risks Related to this Offering

●	The sale and issuance of our common stock to the Selling Stockholders will cause dilution to our existing stockholders, and the sale of the shares of our common stock acquired by the Selling Stockholders or the perception that such sales may occur, could cause the price of our common stock to fall;

●	Investors who buy our common stock from the Selling Stockholders at different times will likely pay different prices;

●	It is not possible to predict the actual number of shares of common stock, if any, we will sell under the Pre-Paid SPA to Avondale, or the actual gross proceeds resulting from the Pre-Paid SPA;

●	Avondale may have acquired and may purchase our common stock at a price below the current trading price of our common stock, and may experience a positive rate of return based on the current trading price. Our future investors may not experience a similar rate of return, and additionally this could cause the price of our common stock to decline;

●	Our management team will have broad discretion over the use of the net proceeds from our sale of shares of our common stock to Avondale, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully;

●	We may not be able to comply with the Settlement Agreement, and if we default, FT Global could immediately enforce judgment against us.

●	The shares issued pursuant to the Equity SPA were made in reliance on Regulation S; if the offering were deemed not to comply, resale and other penalties could result.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our annual reports on Form 10-K and have reduced disclosure obligations regarding executive compensation, and if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Corporate Information

We are incorporated in the State of Florida. We conduct business activities principally through our wholly owned subsidiaries. Our principal executive offices are located at 02B-03A, 23/F, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong. Our website is located at www.ftft.comand our telephone number is 888-622-1218. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of the prospectus.

THE OFFERING

Securities offered by the Selling Stockholder:	The resale of the following shares of common stock are being offered by the Selling Stockholders in this prospectus:

(i)

up to 10,000,000 shares of common stock potentially issuable to Avondale in satisfaction of pre-paid purchase balances outstanding from time to time (the “Purchase Shares”) under the Pre-Paid SPA, subject to such limitation as may be required pursuant to a beneficial ownership limitation equal to 9.99% of the common stock outstanding from time to time. See the section titled “Prospectus Summary – Pre-Paid Securities Purchase Agreement” for a description of the Pre-Paid SPA;

(ii)	60,000 Commitment Shares issued to Avondale;

(iii)	1,445,000 Pre-Delivery Shares issued to Avondale;

(iv)

6,000,000 shares of our common stock issued pursuant to the Equity SPA with six Purchasers. See the section titled “Prospectus Summary – Securities Purchase Agreement” for a description of the Securities Purchase Agreement; and

(v)

up to an aggregate of 2,600,000 shares of our common stock issuable to FT Global pursuant to the Settlement Agreement issuable upon their exercise of their Series A Right to receive 650,000 shares of common stock (after a six month lock-up) and Series B Right to receive 650,000 shares of common stock (after a 12 month lock up), and including a potential 1,300,000 shares of common stock, to the extent that the Company will be required to true-up the shares due to FT Global pursuant to the Settlement Agreement, as described in “Prospectus Summary –Settlement Agreement”.

Common stock outstanding prior to this offering (1)	20,153,311 shares of common stock.

Common stock to be outstanding after this offering (2)	32,753,311 shares of common stock.

Use of Proceeds	We are not selling any shares of common stock in this offering, and we will not receive any proceeds from the sale of shares by the Selling Stockholders. However, we may receive up to an additional $10,000,000 in aggregate gross proceeds from Avondale under the Pre-Paid SPA which we plan to use for general working capital, to reduce liabilities, and to fund strategic growth initiatives. See “Use of Proceeds.” Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from the Pre-Paid SPA.

Listing	Our common stock currently trades on the Nasdaq Capital Market under the symbol “FTFT”.

Risk Factors	An investment in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)	The number of shares of common stock outstanding before this offering is based on 20,153,311 shares of our common stock outstanding as of September 30, 2025.

(2)	The number of shares of common stock outstanding after this offering is based on:

-	20,153,311 shares of our common stock outstanding as of September 30, 2025 and assumes the issuance of 2,600,000 shares of common stock (including a potential 1,300,000 shares of common stock, to the extent that the Company will be required to true-up the shares due to FT Global) pursuant to the Settlement Agreement and the issuance of 10,000,000 shares of common stock pursuant to the Pre-Paid SPA; and

-	excludes 4,211 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2025, with a weighted average exercise price of $118.75 per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the federal securities laws, which statements are subject to considerable risks and uncertainties. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements. You can identify forward-looking statements by the use of words such as “anticipate,” “believe,” “can,” “continue” “could,” “estimates,” “expect,” “intend,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to such statements. In particular, forward-looking statements included or incorporated by reference in this prospectus relate to, among other things, our future or assumed financial condition, results of operations, liquidity, business forecasts and plans, strategic plans and objectives, competitive environment, our expected use of the net proceeds from the Pre-Paid SPA, and our expected issuances of common stock pursuant to the Pre-Paid SPA. We caution you that the foregoing list may not include all of the forward-looking statements made in this prospectus.

Our forward-looking statements are based on our management’s current assumptions and expectations about future events and trends, which affect or may affect our business, strategy, operations or financial performance. Although we believe that these forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties and are made in light of information currently available to us. Our actual financial condition and results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section entitled “Risk Factors” beginning on page 12 of this prospectus, as well as in the other reports we file with the SEC. You should read this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect.

Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Forward-looking statements speak only as of the date they were made, and, except to the extent required by applicable laws or the Nasdaq listing rules, we undertake no obligation to update or review any forward-looking statement because of new information, future events or other factors.

We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the additional risks described below, together with all of the other information included or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, before deciding whether to purchase our securities in this offering. All of these risk factors are incorporated herein in their entirety. The risks described below and incorporated by reference are material risks currently known, expected or reasonably foreseeable by us. However, the risks described below or that we incorporate by reference are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition. If any of these risks actually materialize, our business, prospects, financial condition, and results of operations could be seriously harmed. This could cause the trading price of our common stock and the value of the warrants to decline, resulting in a loss of all or part of your investment.

Risks Related to the Transactions under the Pre-Paid SPA

It is not possible to predict the actual number of shares of common stock, if any, we will sell under the Pre-Paid SPA to Avondale, or the actual gross proceeds resulting from the Pre-Paid SPA.

Pursuant to the Pre-Paid SPA, Avondale has committed to provide up to $10,000,000 of funding through one or more pre-paid purchases of our common stock, subject to certain limitations and conditions set forth in the Pre-Paid SPA. The shares of our common stock that may be issued under the Pre-Paid SPA may be delivered to Avondale upon its election to convert (via a “Purchase Notice”) outstanding balances under the Pre-Paid SPA into common stock.

We do not control the timing or amount of shares Avondale may elect to receive in satisfaction of outstanding balances under the Pre-Paid SPA. The issuance of our common stock to Avondale under the Pre-Paid SPA will depend upon market conditions and other factors, including Avondale’s decision to submit Purchase Notices. We may ultimately issue to Avondale all, some, or none of the shares of our common stock available under the Pre-Paid SPA. Depending on market liquidity at the time, resales of those shares by Avondale may cause the public trading price of our common stock to decrease.

Because the purchase price per share to be deemed paid by Avondale for the shares of our common stock issued under the Pre-Paid SPA will fluctuate based on the market prices of our common stock during the term of the Pre-Paid SPA, it is not possible for us to predict, as of the date of this prospectus, the number of shares of our common stock that we will issue to Avondale under the Pre-Paid SPA, the deemed purchase price per share, or the aggregate gross proceeds that we will receive.

Our inability to access a portion or the full amount available under the Pre-Paid SPA, in the absence of any other financing sources, could have a material adverse effect on our business.

Although the Pre-Paid SPA provides for funding of up to $10,000,000, our ability to access the full amount is subject to numerous conditions, including trading volume requirements, share reserve obligations, market capitalization thresholds, and the absence of defaults. If we cannot satisfy these conditions, we may not be able to receive all of the funding available.

The sale and issuance of our common stock to the Avondale will cause dilution to our existing stockholders, and the sale of the shares of our common stock acquired by the Avondale or the perception that such sales may occur, could cause the price of our common stock to fall.

The purchase price of our common stock issued to Avondale under the Pre-Paid SPA will fluctuate based on the price of the shares of our common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall. If and when we do sell shares to Avondale, after Avondale has acquired the shares, Avondale may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to Avondale by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Avondale, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Investors who buy our common stock from Avondale at different times will likely pay different prices.

Pursuant to the Pre-Paid SPA, Avondale will have discretion to vary the timing, prices, and numbers of shares of common stock it wishes to purchase, following their pre-payment for such shares. If and when we do elect to direct Avondale to pre-purchase shares of our common stock pursuant to the Pre-Paid SPA, and after Avondale has acquired such shares, Avondale may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from Avondale in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Avondale in this offering as a result of future sales made by us to Avondale at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to Avondale under the Pre-Paid SPA, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Avondale may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Avondale has acquired and may acquire our common stock at a price below the current trading price of the common stock through discounted pre-paid purchase arrangements, and may experience a positive rate of return based on the current trading price. Future investors in the Company may not experience a similar rate of return, and additionally this could cause the price of our common stock to decline.

The purchase price of our common stock issued to Avondale under the Pre-Paid SPA is derived from the market price of our common stock on Nasdaq, subject to a floor price. Shares to be sold to Avondale pursuant to the Pre-Paid SPA will be deemed to have been issued at a discounted price. Additionally, the Commitment Shares were issued to Avondale for non-cash consideration. These factors may create an economic incentive for Avondale to sell the shares it receives immediately after the effectiveness of the registration statement to which this prospectus is a part, or after receipt of the Purchase Shares, which could cause the price of our common stock to decrease. As a result, other investors may experience dilution or decline in the value of their holdings, and future investors may face a less favorable investment opportunity.

If we fail to comply with certain covenants or conditions under the Pre-Paid SPA, including maintaining our Nasdaq listing or timely delivering shares, the outstanding balance may become immediately due and payable in cash at a premium, and default interest of up to 18% per annum may apply.

Each Pre-Paid Purchase accrues interest at an annual rate of 8% and includes an original issue discount of 8%. If the registration statement of which this prospectus is a part, is not declared effective within 90 calendar days of the effective date of the initial Pre-Paid Purchase (July 28, 2025), the outstanding balance of the Pre-Paid Purchase will automatically increase by 1% on such 90th day and by an additional 1% for each subsequent 30 day period that the registration statement remains ineffective, up to a maximum increase of 4%. The Pre-Paid SPA also provides that Avondale may not engage in short sales of our common stock during the term of the facility, and, so long as no event of default has occurred, Avondale may not sell more than 15% of the weekly trading volume of our common stock in any given calendar week. If we fail to comply with certain covenants or conditions under the Pre-Paid SPA, including maintaining our Nasdaq listing or timely delivering shares, the outstanding balance may become immediately due and payable in cash at a premium, and default interest of up to 18% per annum may apply.

Our management team will have broad discretion over the use of the net proceeds from funds received under the Pre-Paid SPA, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from funds received under the Pre-Paid SPA, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

Risks Related to the Transactions under the Settlement Agreement

If we fail to make required payments or issue securities when due, and do not cure such breach within the limited cure period, FT Global may declare us in default and be entitled to immediately enforce outstanding judgments against us, which could result in the seizure of our assets and a material adverse effect on our financial condition.

On June 17, 2025, we entered into the Settlement Agreement with FT Global. Under the Settlement Agreement, we are required to make a series of cash payments totaling approximately $4.0 million, issue shares of our common stock, and grant rights to acquire additional shares. If we fail to make required payments or issue securities when due, and do not cure such breach within the limited cure period, FT Global may declare us in default. In that event, FT Global would be entitled to immediately enforce outstanding judgments against us, which could result in the seizure of our assets and a material adverse effect on our financial condition.

The requirement that 25% of the cash proceeds we receive from any financings outside of Mainland China must be applied toward our obligations to FT Global may limit the net proceeds available to fund our operations or growth initiatives and could restrict our ability to raise and use capital efficiently.

Under the Settlement Agreement, 25% of the cash proceeds we receive from any financings outside of Mainland China must be applied toward our obligations to FT Global. This requirement may limit the net proceeds available to fund our operations or growth initiatives and could restrict our ability to raise and use capital efficiently.

The sale and issuance of our common stock to FT Global will cause dilution to our existing stockholders, and the sale of the shares of our common stock acquired by FT Global or the perception that such sales may occur, could cause the price of our common stock to fall.

The Settlement Agreement grants FT Global rights to acquire up to an aggregate of 1,300,000 additional shares. We may also be required to issue additional 1,300,000 shares as “true-up” payments if our stock trades below $1.00 at the time of exercise of such rights. These issuances will result in dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If the market price of our common stock falls below $1.00 at the time FT Global exercises its rights, we will be required to make additional “true-up” payments to FT Global in cash or, if permitted, in freely tradable common stock. This could require us to issue additional shares at prices significantly below market value or to make material cash payments, either of which could adversely affect our financial condition and the market price of our stock.

Risks Related to the Transactions under the Equity SPA

If the SEC or a court were to determine that the issuance under the Equity SPA failed to satisfy Regulation S, the shares could be subject to rescission claims, restrictions on transfer, or enforcement actions, any of which could adversely affect holders.

We issued the shares pursuant to the Equity SPA to non-U.S. purchasers in reliance on the registration exemption provided by Regulation S. The Equity SPA represents that each purchaser is a “non-U.S. person,” that the offer and sale occurred outside the United States, and that on-sales to U.S. persons are restricted during a one-year distribution compliance period (subject to registration or an available exemption). If the SEC or a court were to determine that the issuance failed to satisfy Regulation S, the shares could be subject to rescission claims, restrictions on transfer, or enforcement actions, any of which could adversely affect holders.

Risks Related to this Offering and our Common Stock

These resales will increase the number of shares available for public trading, which could create downward pressure on the trading price of our common stock.

The Selling Stockholders may resell the shares of our common stock in the open market or in privately negotiated transactions at any time. Such sales, or the perception that they may occur, could depress the trading price of our common stock. These resales will increase the number of shares available for public trading, which could create downward pressure on the trading price of our common stock.

Our failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a delisting of our common stock.

Our shares of common stock are currently listed on Nasdaq. If we fail to satisfy the continued listing requirements of the Nasdaq Capital Market, such as the corporate governance requirements, minimum bid price requirement or the minimum stockholders’ equity requirement, Nasdaq may take steps to delist our common stock. Any delisting would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase their common stock when they wish to do so.

On May 13, 2024, we received written notice (the “Bid Price Notice”) from the Nasdaq Staff indicating that we were not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market. The notification of noncompliance had no immediate effect on the listing or trading of our common stock on the Nasdaq Capital Market under the symbol “FTFT.”.

The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, and we did not meet this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days, in which to regain compliance. If at any time during this period the closing bid price of the Company’s common stock is at least $1.00 per share for a minimum of 10 consecutive business days, the Nasdaq Staff will provide the Company with written confirmation of compliance and the matter will be closed.

On November 12, 2024, we received written notification from the Nasdaq Staff that we were granted an additional 180 calendar days to regain compliance with the Minimum Bid Price Requirement. Nasdaq’s determination was based on our having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for listing on Nasdaq, with the exception of the Minimum Bid Price Requirement, and our written notice to Nasdaq of our intention to cure the deficiency by effective a reverse stock split.

On April 1, 2025, we effectuated a 1-for-10 reverse stock split of our authorized shares of common stock from 60,000,000 shares to 6,000,000 shares, accompanied by a corresponding decrease in our issued and outstanding shares of common stock. The 2025 Reverse Stock Split and Amendment were authorized and approved by our Board without shareholders’ approval, pursuant to 607.10025 of the Florida Business Corporation Act (“FBCA”) of the State of Florida. The 2025 Reverse Stock Split was primarily effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the Minimum Bid Price Requirement.

On April 28, 2025, we received a written notification from the Nasdaq Staff indicating that we regained compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market and that the matter is now closed.

There can be no assurance that we will be able to maintain our compliance with the Minimum Bid Price Requirement. In addition, we cannot assure you our securities will meet the continued listing requirements to be listed on Nasdaq in the future. If Nasdaq delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain compliance with all applicable continued listing requirements for the Nasdaq Capital Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay debt and fund our operations.

USE OF PROCEEDS

We are not selling any shares of common stock in this offering, and we will not receive any proceeds from the sale of shares by the Selling Stockholder. However, we may receive up to an additional $10,000,000 in aggregate gross proceeds from Avondale under the Pre-Paid SPA which we plan to use towards the cash settlement payment of $4,000,000 due to FT Global pursuant to the Settlement Agreement, for general working capital, and to fund strategic growth initiatives. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from the Pre-Paid SPA.

The Selling Stockholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such Selling Stockholders, as applicable, in disposing of their securities, and we will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.

DETERMINATION OF OFFERING PRICE

We cannot currently determine the price or prices at which our common stock may be sold by the Selling Stockholders under this prospectus. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

MARKET PRICE AND DIVIDEND POLICY

Our common stock is listed on the Nasdaq Capital Market under the symbol “FTFT.” On September 29, 2025, the last reported sale price of our common stock was $2.17 per share. As of the date of this prospectus, 20,153,311 shares of common stock were issued and outstanding.

Holders of Record

As of September 30, 2025, we had approximately 202 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, this number is not indicative of the total number of stockholders represented by these stockholders of record.

Dividends

We have never declared or paid any cash dividends on our common stock. The payment of dividends is at the discretion of the Board and is contingent on our revenues and earnings, capital requirements, financial condition and the ability of our operating subsidiaries to obtain governmental approval to send funds out of the PRC. We currently intend to retain all earnings, if any, for use in business operations. Accordingly, we do not anticipate declaring any dividends in the near future.

 Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

On December 27, 2023, we entered into a Securities Purchase Agreement with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which we sold and issued to the purchaser a Convertible Promissory Note (the “Note”) in the principal amount of $1,100,000. The Purchaser purchased the Note with an original issue discount of $80,000, and we agreed to pay to the Purchaser $20,000 for fees and costs incurred by Purchaser in connection with the agreement.

On January 5, 2024, we entered into a Securities Purchase Agreement with certain purchasers, pursuant to which we agreed to sell to such in a private placement 2,150,536 shares (the “Shares”) of common stock, at a purchase price of $1.20 per share for an aggregate price of $2,580,644. The private placement transaction was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On January 7, 2025, the holder of outstanding convertible note of the Company (“Note”) elected to redeem a portion of the Note in 428,816 shares of common stock for an amount of $100,000 with a price of $0.2332 per share. On January 24, 2025, the same holder elected to redeem a portion of the Note in 183,230 shares of common stock for an amount $40,658 at a price of $0.2219 per share. The share numbers and prices are pre- reverse split effected on April 1, 2025.

On June 24, 2025, the United States District Court for the Southern District of New York entered an Order Approving Issuance (the “Section 3(a)(10) Order”) pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in the matter of FT Global Capital, Inc. v. Future FinTech Group Inc., Case No. 1:24-mc-00257-AKH. The Section 3(a)(10) Order ordered that the issuance and/or transfer of Settlement Shares (as defined below) to FT Global or its designees(s), pursuant to the Settlement Agreement, was approved as fair within the meaning of Section 3(a)(10) of the Securities Act, and the Settlement Shares are exempt from registration with the SEC and shall be issued without any restrictive legends. The Settlement Shares are as follows: (i) 340,000 shares of the Company's common stock to FT Global; (ii) 60,000 shares of the Company's common stock to Olshan Frome Wolosky LLP; (iii) 650,000 shares of the Company's common stock underlying a “Series A Right” for FT Global or its designees(s) to receive 650,000 shares of common stock, exercisable no earlier than six months after June 17, 2025; and (iv) 650,000 shares of common stock underlying a “Series B Right” for FT Global or its designees(s) to receive 650,000 shares of common stock, exercisable no earlier than 12 months after June 17, 2025.

On July 24, 2025, we entered into a securities purchase agreement (the “Equity SPA”) with certain institutional and individual investors, pursuant to which we agreed to issue and sell, and the Purchasers agreed to purchase, up to an aggregate of 15,000,000 shares of common stock at a purchase price of $2.00 per share. The initial closing was capped at no more than 19.9% of our outstanding Common Stock as of the closing date and with the issuance of the remaining shares of Common Stock pursuant to the Equity SPA subject to shareholder approval, which was approved at a special meeting of stockholders on September 2, 2025.

On July 28, 2025, we entered into a Pre-Paid Securities Purchase Agreement (the “Pre-Paid SPA”) with Avondale Capital, LLC, a Utah limited liability company (“Avondale”) up to $10,000,000 worth of shares of common stock. On September 16, 2025, we issued the 60,000 shares as Commitment Shares to Avondale as a fee pursuant to the Pre-Paid SPA. On September 24, 2025, we issued 1,445,000 Pre-Delivery Shares to Avondale in connection with the Pre-Paid SPA.

Unless otherwise noted, the foregoing shares were issued to an accredited investor without registration under the Securities Act of 1933, as amended (the “Securities Act”), based upon exemptions from registration provided under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering.

DESCRIPTION OF SECURITIES

The following description of the capital stock is based upon our Third Amended and Restated Articles of Incorporation (“Articles of Incorporation”), our Amended and Restated Bylaws (“Bylaws”) and applicable provisions of law, in each case as currently in effect. This discussion does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC.

Authorized Capital Stock

We are authorized to issue 600,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

As of September 30, 2025, there were 20,153,311 shares of common stock issued and outstanding and no shares of our preferred stock issued outstanding. As of such date, there were approximately 202 holders of record of our common stock. Our common stock is currently traded on the Nasdaq Capital Market under the symbol “FTFT”.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Except if a greater plurality is required by the express requirements of law or our Articles of Incorporation, the affirmative vote of a majority of the shares of voting stock represented at a meeting of shareholders at which there shall be a quorum present shall be required to authorize all matters to be voted upon by our shareholders. According to our charter documents, holders of our common stock do not have preemptive rights and are not entitled to cumulative voting rights. There are no conversion or redemption rights or sinking funds provided for our shareholders. Shares of our common stock share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available for distribution as dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our Articles of Incorporation authorize the Board to issue up to 10,000,000 shares of preferred stock in one or more series, to determine the designations and/ the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. The Board could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Rights

Under the terms of the Settlement Agreement, we agreed to issue (i) rights entitling FT Global to receive 650,000 shares of our common stock underlying a “Series A Right” for FT Global or its designees(s) to receive 650,000 shares of common stock in lieu of a cash settlement payment of $702,000, exercisable no earlier than six months after June 17, 2025; and (iv) rights entitling FT Global to receive 650,000 shares of our common stock underlying a “Series B Right” (the Series A Right and Series B Right, collectively referred to as the “Rights”) for FT Global or its designees(s) to receive 650,000 shares of common stock in lieu of a second cash settlement payment of $702,000, exercisable no earlier than 12 months after June 17, 2025 (collectively (i) through (ii) referred to as the “Rights Shares”). If on any exercise date of the Rights the closing bid price of our common stock is less than $1.00, we will be required to make additional “true-up” payments in cash or, if permitted, in freely tradable common stock, equal to the price difference multiplied by the number of shares issued upon exercise of the Rights. The Settlement Agreement further provides that FT Global (together with its affiliates and attribution parties) may not exercise the Rights to the extent such exercise would result in its beneficial ownership of more than 9.99% of our outstanding common stock.

On June 24, 2025, the United States District Court for the Southern District of New York entered an Order Approving Issuance (the “Section 3(a)(10) Order”) pursuant to Section 3(a)(10) of the Securities Act, in the matter of FT Global Capital, Inc. v. Future FinTech Group Inc., Case No. 1:24-mc-00257-AKH. The Section 3(a)(10) Order ordered that the issuance and/or transfer of Rights Shares to FT Global or its designees(s), pursuant to the Settlement Agreement, was approved as fair within the meaning of Section 3(a)(10) of the Securities Act, and the Rights Shares are exempt from registration with the SEC and shall be issued without any restrictive legends.

Notwithstanding, since FT Global, a registered broker-dealer, may be deemed to be an ‘underwriter’ within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale of the common stock, we are registering all of the Rights Shares for an aggregate of 2,600,000 shares of common stock (including a potential 1,300,000 shares of common stock, to the extent that the Company will be required to true-up the shares due to FT Global).

Anti-Takeover Effects of Certain Provisions of Florida Law

As a Florida corporation, we are also subject to certain provisions of the FCBA that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. Our Articles of Incorporation and Bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation, the authority of our Board of Directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without the need for any shareholder vote or approval, as discussed above, and advance notice procedures to be complied with by our shareholders in order to make shareholder proposals or nominate directors.

In addition, the FBCA prohibits the voting of shares in an “issuing public corporation” that are acquired in a “control share acquisition” unless the board of directors of the corporation approves the control share acquisition before the acquisition or the holders of a majority of the corporation’s voting shares (excluding shares held by officers of the corporation, inside directors of the corporation or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. An “issuing public corporation” is a corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power in the election of directors within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation.

Transfer Agent

The transfer agent and registrar for our common stock is Transhare Corporation. The transfer agent and registrar’s address is Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater, Florida 33764 and its telephone number is (303) 662-1112.

SELLING STOCKHOLDERS

The Selling Stockholders may from time to time offer and sell any or all of the securities set forth below pursuant to this prospectus and any accompanying prospectus supplement. As used in this prospectus, the term “Selling Stockholders” includes the persons listed in the table below, together with any additional selling stockholders listed in a subsequent amendment to this prospectus, and their pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the selling stockholders’ interests in the securities, other than through a public sale. Except for the ownership of the securities of the Company or as set forth below, the Selling Stockholders have not had any material relationship with us within the past three years.

Except as set forth in the footnotes below, the following table sets forth certain information as of September 30, 2025 regarding the beneficial ownership of the securities by the Selling Stockholders and the securities being offered by the Selling Stockholders. The applicable percentage ownership of the common stock is based on 20,153,311 shares outstanding as of September 30, 2025. The Selling Stockholders may offer and sell some, all or none of securities.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security, or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities.

Selling Stockholders	Beneficial Ownership Before the Offering(1)		Percentage of Ownership Before the Offering (3)		Number of Shares Being Offered (2)		Percentage of Ownership After the Offering (3)(14)
Avondale Capital, LLC(5)	1,505,000	(4)	7.47	%(4)	11,505,000	(4)	-
FT Global Capital, Inc.(6)	247,000-	(7)	1.23%		2,600,000	(7)	-
Lyu Jiajia (8)	1,000,000		4.96%		1,000,000		-
Huang Tianyi (9)	1,000,000		4.96%		1,000,000		-
Zhan Jiarui (10)	1,000,000		4.96%		1,000,000		-
Chen Yanfen (11)	1,000,000		4.96%		1,000,000		-
Liu Xiqiao (12)	1,000,000		4.96%		1,000,000		-
Lia Jianpeng (13)	1,000,000		4.96%		1,000,000		-

(1)	Represents the total number of shares of our common stock beneficially owned by the Selling Stockholders as of the date of this prospectus, without regard to ownership limitations described in footnote (2) below.

(2)	Assumes that all 10,000,000 shares being registered pursuant to the Pre-Paid SPA were issued to Avondale. The Pre-Paid SPA contains a beneficial ownership limitation, which provides that Avondale will not have the right to purchase shares of our common stock if such holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to such purchase. Also assumes that FT Global exercises its Series A Right of 650,000 shares and Series B Right of 650,000 shares. In addition, this assumes that the closing bid price of the Company is less than $1.00 at the time of FT Global’s exercise, and thus we are registering an additional 1,300,000 shares of common stock, to the extent that the Company will be required to true-up the shares due to FT Global or its designee, pursuant to the Settlement Agreement. The Settlement Agreement also contains a 9.99% beneficial ownership limitation. Except as specifically noted in the footnotes below, the shares set forth in the table do not reflect the foregoing ownership limitations.

(3)	Percentages are based on 20,153,311 shares of common stock outstanding as of September 30, 2025.

(4)	The shares of common stock set forth in the column “Beneficial Ownership Before the Offering” consists of the 60,000 Commitment Shares and 1,445,000 Pre-Delivery Shares beneficially owned by Avondale issued pursuant to the Pre-Paid SPA. The shares of common stock set forth in the column “Number of Shares Being Offered” consists of the 60,000 Commitment Shares, 1,445,000 Pre-Delivery Shares and up to 10,000,000 shares of common stock that Avondale can purchase pursuant to the Pre-Paid SPA. The number of shares of common stock that may actually be acquired by Avondale pursuant to the Pre-Paid SPA is not currently known and is subject to satisfaction of certain conditions and limitations, including the limitation that we shall not effect the issuance of common stock that would cause Avondale to beneficially own a number of shares of common stock exceeding 9.99% of the number of shares of common stock outstanding on such date, as set forth in the Pre-Paid SPA.

(5)	John M. Fife has voting and dispositive power over securities held by Avondale. The business address of Avondale is 297 Auto Mall Drive #4, St. George, Utah 84770.

(6)	Jian Ke is President, Chief Executive Officer and the sole director of FT Global Capital Inc.(“FT Global”) and may be deemed to have voting and dispositive power over the shares beneficially owned by FT Global. The business address of FT Global Capital Inc. is 1688 Meridian Avenue, Suite 700, Miami Beach, Florida 33139.

(7)	The shares of common stock set forth in the column “Number of Shares Being Offered” include: (i) 650,000 shares of common stock issuable to Jian Ke, FT Global’s designee, upon the exercise of its Series A Right; (ii) 650,000 shares of common stock issuable to Jian Ke, FT Global’s designee upon the exercise of its Series B Right; and (iii) 1,300,000 shares of common stock, to the extent that the Company will be required to true-up the shares due to FT Global or its designee, Jian Ke, pursuant to the Settlement Agreement. Such ownership of the Company’s common stock is subject to the 9.99% beneficial ownership limitation set forth in the Settlement Agreement.

(8)	Lyu Jiajia’s address is No. 11 Min An Road San Xiang ,Shuang Guo Ju Wei Hui Huai Cheng Town, Huai Ji County, Guang Dong, China.

(9)	Huang Tianyi’s address is Room 1602, Building 1, Sanhe Garden, Lane123 Yanping Road, Jing An District, Shanghai, China.

(10)	Zhan Jiarui’s address is No. 2-353 Di Xing Ju, Dong Cheng District, Beijing, China.

(11)	Chen Yanfen’s address is No. 34-201 Liu Jia Yao Nan Li, Liu Jia Yao Road, Feng TaiDistrict, Beijing, China.

(12)	Liu Xiqiao’s address is No. 7-2-502 Ren Hong Jia Yuan, Ma Ju Qiao, Tong Zhou District, Beijing, China

(13)	Lia Jianpeng’s address is c/o No. 6-1-902 Xi Si Lai Gong Guan, Gao Mi Dian Nan, Da Xing District, Beijing, China.

(14)	Assumes the sale of all shares offered herein.

PLAN OF DISTRIBUTION

The Selling Stockholders, and each of them, will pay all incremental selling expenses relating to the sale of their shares of common stock, including underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Selling Stockholders, as applicable. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including, without limitation, all registration and filing fees, printing and delivery fees, Nasdaq Stock Market listing fees and fees and expenses of our counsel and our accountants.

The shares of common stock beneficially owned by the Selling Stockholders covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The term “Selling Stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from the Selling Stockholders as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The Selling Stockholders may sell their shares of common stock by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	an over-the-counter distribution in accordance with the rules of the Nasdaq Stock Market;

●	through trading plans entered into by the Selling Stockholders pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	to or through underwriters or broker-dealers;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	in privately negotiated transactions;

●	in options transactions;

●	through a combination of any of the above methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by a Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities covered hereby, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any broker-dealers or agents that may become involved in selling the registered shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any broker-dealers or agents that are deemed to be underwriters may not sell registered shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

If any of the Selling Stockholders are deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We are requesting that the Selling Stockholders confirm that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

We intend to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

 Avondale has agreed that, during the term of the Pre-Paid SPA, it will not engage in any short sales with respect to our common stock; provided that the sale of common stock received by Avondale after delivery of a Purchase Notice, but prior to the receipt of the Purchase Shares, is not deemed a short sale under Regulation SHO. In addition, so long as no event of default has occurred under the Pre-Paid SPA, Avondale has agreed that it will not sell, during any calendar week, shares of our common stock acquired under the Pre-Paid SPA in an amount exceeding 15% of the total weekly trading volume of our common stock on all trading markets during such week. We have agreed in the Pre-Paid SPA to provide customary indemnification to Avondale.

The Selling Stockholders and any unaffiliated broker-dealer that is deemed to be an underwriter will be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of sales of our common stock by the Selling Stockholders or any unaffiliated broker-dealer. Under these rules and regulations, the Selling Stockholders and any unaffiliated broker-dealer:

●	may not engage in any stabilization activity in connection with our securities;

●	must furnish each broker which offers shares of our common stock covered by the prospectus and accompanying prospectus that are a part of our registration statement with the number of copies of such prospectus and accompanying prospectus which are required by each broker; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of our common stock by the Selling Stockholders and any unaffiliated broker-dealer.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our common stock covered by this prospectus by the Selling Stockholders.

We have advised the Selling Stockholders that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our common stock offered by this prospectus have been sold by the Selling Stockholders.

Under the Registration Rights Agreement, we have agreed to indemnify Avondale against certain liabilities that it may incur in connection with the sale of the securities pursuant to this prospectus, including liabilities under the Securities Act, and to contribute to payments that Avondale may be required to make with respect thereto. In addition, we and Avondale may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of our common stock. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our securities who hold the securities as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare contribution tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

●	financial institutions or financial services entities;

●	broker-dealers;

●	insurance companies;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our voting shares;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	dealers or traders subject to a mark to market method of accounting with respect to the securities;

●	persons holding the securities as part of a “straddle,” hedge, constructive sale, conversion or other integrated or similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships or other pass through entities for U.S. federal income tax purposes; and

●	tax exempt entities.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. tax law other than the U.S. federal income tax (such as gift, estate or Medicare contribution taxes) or except as discussed below, any tax reporting obligations of a holder of our securities. This discussion also assumes that any distribution made (or deemed made on our securities and any consideration received (or deemed received) by a holder from the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Personal Holding Company Status

We could be subject to a second level of U.S. federal income tax on a portion of our income if we are determined to be a personal holding company, or PHC, for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (i) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations, pension funds and charitable trusts) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (ii) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, certain royalties, annuities and, under certain circumstances, rents).

Depending on the date and size of our transactions, at least 60% of our adjusted ordinary gross income may consist of PHC income as discussed above. In addition, depending on the concentration of our stock in the hands of individuals, including the members of our sponsor and certain tax-exempt organizations, pension funds and charitable trusts, more than 50% of our stock may be owned or deemed owned (pursuant to the constructive ownership rules) by such persons during the last half of a taxable year. Thus, no assurance can be given that we will not become a PHC following this offering or in the future. If we are or were to become a PHC in a given taxable year, we would be subject to an additional PHC tax, currently 20%, on our undistributed PHC income, which generally includes our taxable income, subject to certain adjustments. The PHC requirements may apply to us in the taxable year of the offering and/or future taxable years.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our securities who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

Taxation of Distributions. If we pay cash distributions to U.S. holders of shares of our common stock, such distributions generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. holders - Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Securities” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Securities. Upon a sale or other taxable disposition of our securities which, in general, would include a redemption of common, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in such securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to various limitations that are not described herein because a discussion of such limitations depends on each U.S. holder’s particular facts and circumstances.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its securities so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost less, in the case of a share of common stock, any prior distributions treated as a return of capital.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our securities, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our securities who or that is, for U.S. federal income tax purposes:

●	a non resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

●	a foreign corporation; or

●	an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of a security.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. holders - Gain on Sale, Taxable Exchange or Other Taxable Disposition of Our Securities” below. In addition, if we determine that we are classified as a “United States real property holding corporation” (see “Non-U.S. holders - Gain on Sale, Taxable Exchange or Other Taxable Disposition of Our Securities” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Our Securities. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our securities unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

●	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our securities, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our securities will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our securities from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our securities. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on our securities, and, beginning January 1, 2019, sales or other disposition proceeds from our securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner of the payment that is not a foreign financial institution (or that is a foreign financial institution entitled to a reduced rate of withholding tax with respect to such payment under an income tax treaty) generally may be entitled to a refund or credit of any amounts withheld by filing a U.S. federal income tax return and providing certain other information to the IRS (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in our securities.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Anthony, Linder & Cacomanolis, PLLC, West Palm Beach, Florida.

EXPERTS

The consolidated financial statements of Future Fintech Group Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of Fortune CPA, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the registration statement on Form S-1 under the Securities Act for the securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement.

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at www.ftft.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information”. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025;

●	our Quarterly Reports on Form 10-Q for the period ended March 31, 2025, June 30, 2025, and September 30, 2025, filed with the SEC on May 20, 2025, August 19, 2025, and November 14, 2025, respectively;

●	our Current Reports on Form 8-K filed with the SEC on February 18, 2025, March 6, 2025, April 1, 2025, April 29, 2025, May 6, 2025, June 16, 2025, June 20, 2025, June 26, 2025, July 31, 2025, August 26, 2025, September 5, 2025, September 22, 2025, and September 26, 2025 and our Amended Current Report on Form 8-K/A filed with the SEC on April 2, 2025;

●	the description of our common stock which is included in Exhibit 4.3 of our Form 10-K filed with the SEC on April 15, 2025, including any amendment or report filed for the purpose of updating that description; and

●	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before we stop offering the securities covered by this prospectus and any accompanying prospectus supplement.

Notwithstanding the foregoing, information and documents that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus and does not constitute a part hereof.

We also incorporate by reference all documents (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are subsequently filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities made by this prospectus (including documents filed after the date of the initial Registration Statement of which this prospectus is a part and prior to the effectiveness of the Registration Statement). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or any subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at 888-622-1218 or by writing to us at the following address:

Future FinTech Group Inc.

02B-03A, 23/F, Sino Plaza, 255-257

Gloucester Road, Causeway Bay, Hong Kong

888-622-1218

Future FinTech Group Inc.

Resale of up to 20,105,000 Shares of Common Stock

By the Selling Stockholders

PROSPECTUS

Prospectus dated November 26, 2025